SEC 1745   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(6-00) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                             -------------------------------
              UNITED STATES                     OMB APPROVAL
   SECURITIES AND EXCHANGE COMMISSION
         WASHINGTON, D.C. 20549
                                             -------------------------------
                                             OMB Number: 3235-0145
                                             -------------------------------
                                             Expires: October 31, 2002
                                             -------------------------------
                                             Estimated average burden
                                             hours per response. . . 14.9
                                             -------------------------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  CHATTEM, INC.
            ---------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
            ---------------------------------------------------------
                         (Title of Class of Securities)


                                   162456107
            ---------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/X/ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   162456107
          ------------

         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Hamico, Inc.
            62-6040782
            -------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
--------------------------------------------------------------------------------
                  (b) /X/


         3.       SEC Use Only
--------------------------------------------------------------------------------


         4        Citizenship or Place of Organization Tennessee
                                                       ---------

         5.       Sole Voting Power   764,114
                                    ---------

Number of                  6.       Shared Voting Power      0
Shares                                                   -----
Beneficially
Owned by


Each Reporting             7.       Sole Dispositive Power    764,114
Person With                                                ----------


                           8.       Shared Dispositive Power    0
                                                             ----

         9.       Aggregate Amount Beneficially Owned by Each Reporting Person     764,114
                                                                                ----------

         10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



         11.      Percent of Class Represented by Amount in Row (11)     8.617%
                                                                     ----------


         12.      Type of Reporting Person (See Instructions)      CO

--------------------------------------------------------------------------------

ITEM 1.

         (a)      Name of Issuer    Chattem, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  1715 W. 38th Street
                  Chattanooga, TN  37409


ITEM 2.

         (a)      Name of Person Filing     Hamico, Inc.

         (b)      Address of Principal Business Office or, if none, Residence

                  1715 W. 38th Street
                  Chattanooga, TN  37409
         (c)      Citizenship or Place of Organization        Tennessee

         (d)      Title of Class of Securities                Common Stock

         (e)      CUSIP Number              162456107


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
         240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
         (a)      / /   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)      / /   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c)      / /   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d)      / /   Investment company registered under section 8 of the Investment Company Act of 1940
                        (15 U.S.C 80a-8).

         (e)      / /   An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

         (f)      / /   An employee benefit plan or endowment fund in accordance with
                        Section 240.13d-1(b)(1)(ii)(F);

         (g)      / /   A parent holding company or control person in accordance with
                        Section 240.13d-1(b)(1)(ii)(G);

         (h)      / /   A savings associations as defined in Section 3(b) of the Federal Deposit
                        Insurance Act (12 U.S.C. 1813);

         (i)      / /   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


         (j)      / /      Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:       764,114        .
                                              -------------------

         (b)      Percent of class:        8.617%         .
                                     --------------------

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote     764,114    .
                                                                     --------------

                  (ii)     Shared power to vote or to direct the vote       0      .
                                                                      ------------

                  (iii)    Sole power to dispose or to direct the disposition of   764,114  .
                                                                                  ----------

                  (iv)     Shared power to dispose or to direct the disposition of       0     .
                                                                                   ------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.   N/A


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.   N/A


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.    N/A


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.    N/A


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.    N/A


ITEM 10. CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 2001
                                      ------------------
                                      Date

                                      Hamico, Inc.



                                      By: /s/ Robert E. Bosworth
                                          -------------------------

                                      Robert E. Bosworth, Secretary
                                      -----------------------------
                                      Name/Title